UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(MARK ONE)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM _____.

COMMISSION FILE NO. 0-22622

CREATOR CAPITAL LIMITED
(formerly known as INTERACTIVE ENTERTAINMENT LIMITED)
(Exact name of registrant as specified in its charter)

BERMUDA
(Jurisdiction of Incorporation)

Canon's Court, 22 Victoria Street
Hamilton HM 12, Bermuda
(Address of principal executive offices)

SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock, Par Value $0.01per share ("Common Stock")	OTC Bulletin Board

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
None

The number of shares outstanding of the issuer's Common Stock, as of April 30, 2005: 90,795,037

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: [X]   No: [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17: [X]   Item 18: [ ]

CREATOR CAPITAL LIMITED

ANNUAL REPORT ON FORM 20-F

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS

This Form 20F contains forward-looking statements that include, among others, statements concerning the Company's plans to implement its software products, commence generating revenue from certain of its products, expectations as to funding its capital requirements, the impact of competition, future plans and strategies, statements which include the words "believe," "expect," and "anticipate" and other statements of expectations, beliefs, anticipated developments and other matters that are not historical facts. These statements reflect the Company's views with respect to such matters. Management cautions the reader that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to materially differ from those expressed or implied by the statements.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Deborah Fortescue-Merrin   Director, Chairman of the Board, President and C.E.O.,

Anastasia Kostoff-Mann   Director, Vice-President,

Anthony Clements   Director

B. Advisers

Not applicable

C. Auditors

Amisano Hanson, Chartered Accountants
Vancouver, B.C., Canada

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of Creator Capital Corporation (hereinafter "CCL") for the fiscal years ended December 31, 2004, and 2003 and 2002 was extracted from the audited consolidated financial statements of CCL included in this annual report on Form 20-F. The information contained in the selected financial data is qualified in its entirety by reference to the more detailed consolidated financial statements and related notes included in Item 17 - Financial Statements, and should be read in conjunction with such financial statements and with the information appearing in Item 5 - Operating and Financial

The attached financial data as at December 31, 2004, 2003 and 2002 were extracted from the audited financial statements of the Corporation. Except where otherwise indicated, all amounts are presented in accordance with Canadian GAAP.

The financial statements of Creator Capital Limited are prepared in accordance with accounting principles and practices generally accepted in Canada, with note disclosure on the differences between Canadian and US GAAP as required by the United States Securities and Exchange Commission ("SEC"). Certain selected financial data is detailed in the Table below:

Under U.S. Generally Accepted Accounting Principles (in U.S. dollars):

	December 31,	December 31,	December 31,	December 31,	December31,
Balance Sheet Data	**2004**	**2003**	**2002**	**2001**	**2000)**
(as at Period end)	**$**	**$**	**$**	**$**	**$**
Current Assets	73,567	141,484	236,300	304,329	312,969
Capital Assets	49,362	63,364	26,700	89,411	157,953
Intangible Assets	-	115,030	115,030	108,030	157,528
Total Assets	122,929	319,878	378,030	501,770	628,450
Total Liabilities	1,516,571	1,474,436	1,233,031	1,071,945	1,208,444
Net Assets	(1,393,642)	(1,154,558)	(855,001)	(570,175)	(579,994)
Capital Stock and Contributed Surplus	66,279,047	66,279,047	66,279,047	66,279,047	66,116,356
Deficit Accumulated During the Development Stage	(67,672,689)	(67,433,605)	(67,134,048)	(66,849,222)	(66,696,350)
Statement of Operations					
Gross Revenue	136,000	174,385	326,162	561,030	537,365
Gain (Loss) from Continuing Operations	(103,751)	(98,369)	(82,523)	50,527	(791,147)
Net Loss for the Period	(37,714)	(98,187)	(81,250)	50,527	(1,159,338)
Basic and Diluted Loss per Share	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)
Weighted-Average Number of Common Shares Outstanding	90,795,037	90,795,037	73,878,000	70,385,000	50,000,000

To date, CCL has generated sufficient cash flow from operations to fund ongoing operational requirements and cash commitments. While the Corporation believes it has sufficient capital and liquidity to finance current operations, nevertheless, its ability to continue operations is dependent on the ability of the Corporation to obtain additional financing and new clients. See "Item 3 - Key Information - D. Risk Factors."

Dividends

No cash dividends on common shares have been declared nor are any intended to be declared. The Corporation is not subject to legal restrictions respecting the payment of dividends except that they may not be paid to render the Corporation insolvent. Dividend policy will be based on the Corporation's cash resources and needs and it is anticipated that all available cash will be required to further the Corporation's research and development activities for the foreseeable future.

The outstanding Class A Preference shares accrue an annual nine percent (9.00%) Dividend, calculated and accrued monthly, payable quarterly. At its option, the Company may redeem the Class A Preference Shares, in whole or in part, at any time, and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon. The Company is not required to redeem the Class A Preference Shares.

B. Capitalization and Indebtedness

The accrued dividends on the Class A Preferred shares compose the majority of the total current liabilities. The balance of the accrued and trade payables are the result of operations.

C. Reasons for the Offer and Use of Proceeds

During the year CCL has not issued any equity securities. There is no intention to do so during the current year.

D. Risk Factors

The Corporation is subject to a number of risks due to the nature of its business and the present stage of development of business. The following factors should be considered:

To date, CCL's operations have generated sufficient cash flow to fund ongoing operational requirements and cash requirements. Although CCL believes it has sufficient capital and cash flow to fund current operations , its ability to continue operations is dependent upon the ability to obtain additional financing and new clients.

CCL's product line of Sky Games® and Sky Play® are marketing to the world's airlines. CCL's future must be considered in light of the continuing financial difficulties the airline industry is experiencing globally.

SOFTWARE

The value of CCL's product line is in the software which must be continually updated to retain its competitive technical edge in the marketplace.

COMPETITION

There are numerous entities offering similar products to CCL's Sky Play® product line. It is the increase in the availability of similar PC based entertainment games that has reduced CCL's client base.

The marketplace for the Sky Games, CCL's main product line is not well established however the Gaming Industry as a whole internationally is constantly undergoing changes, is intensely competitive and is subject to changes in customer attitudes, morals and preferences. New products are being developed continuously by the Gaming Industry in order to satisfy customer demands. The Sky Games® Interactive Gaming System is one of those products. Changes in International Governmental regulations and laws are in a constant state of flux, and could adversely affect the ability of the Airlines to install such a system. Changes in policies of companies or banks that handle payment processing systems or credit card transactions for gaming industry could have an adverse impact on the operation of the Sky Games® System

RELIANCE ON EMPLOYEES

CCL relies on its management and outsourced services for the business and corporate operations.

ABILITY TO RAISE CAPITAL

CCL's ability is dependent upon many factors, including the ability of the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions.

ITEM 4.   INFORMATION ON THE COMPANY

A.   History and Development of the Company

Creator Capital Limited (the "Company" or "CCL"), formerly Interactive Entertainment Limited was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro Inc. On May 10, 1990, the Company changed its name to Creator Capital Inc. The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992. On January 23, 1995, the Company changed its name to Sky Games® International Ltd. ("SGI"). Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies Act 1981 (Bermuda) (the "Bermuda Act"). In June, 1997, the Company changed its name to Interactive Entertainment Limited following consummation of the amalgamation of the Company's wholly-owned subsidiary, SGI Holding Corporation Limited ("SGIH"), and SGIH's formerly 80% owned subsidiary, then known as Interactive Entertainment Limited ("Old IEL"). This was followed immediately by an amalgamation of SGI with the survivor of the first amalgamation (the "Amalgamations"). Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited. Unless the context otherwise requires, the term "Company" refers to Creator Capital Limited ("CCL"), its wholly-owned subsidiaries, IEL (Singapore) Pte. Ltd., Sky Games® International Corporation ("SGIC"), and Inflight

Interactive Ltd. ("IIL"), Creator Island Equities Inc. ("CIEI"), and for periods prior to June 17, 1997, also SGIH and Old IEL, which was the Company's principal operating subsidiary from December 30, 1994, through such Amalgamations.

IEL (Singapore) Pte. Ltd. was struck off the Singapore Register of Companies, at the Company's request, on September 23, 2000. IIL (UK) was struck off the UK Companies House Register on May 6, 2003 following an application lodged by the Company on December 10, 2002. Currently, CIEI (Canada), SGIC (US), each of which are wholly owned subsidiaries, are considered to be inactive.

The initial purpose of the Company was natural resource exploration and development. Beginning in January 1991 the Company concentrated its efforts on acquiring, developing and commercializing a gaming technology marketed as Sky Games®™ for inflight use by international airline passengers and patrons in other non-traditional gaming venues. In pursuit of this purpose, the Company in 1991 acquired the principal assets of Nevada-based Sky Games® International, Inc. ("SGII"). In late 1994, the Company formed Old IEL as a joint venture with subsidiaries of Harrah's Entertainment, Inc., ("Harrah's"). This resulted in the transfer to Old IEL of the Company's inflight gaming business and the execution of a management agreement with Harrah's with respect to Old IEL and other related relationships. Pursuant to such management agreement, Old IEL's operations were managed by a Harrah's subsidiary. The description herein of the Company's operations from December 30, 1994 through June 17, 1997 with respect to inflight gaming activities refers to the operations of Old IEL under the management of this subsidiary of Harrah's.

B. Business Overview

1. Sky Games®

The Sky Games® system was developed to introduce gaming to international airline passengers. The system is designed to enable users to play a number of casino-type games from their seats by way of a built-in, color, interactive, in-seat monitor. The Company believed that an opportunity existed to introduce casino games on international air flights. In April of 1996, the Company announced the signing of contracts for the provision of gaming services to Singapore Airlines ("SIA"). The first flight with gaming was launched on June 1, 1998. A second aircraft was added in mid-October, 1998. Passenger participation was disappointing. On November 12, 1998, the Company announced that it had been unable to attract the additional capital necessary for continued development of its Sky Games® inflight gaming business. The Company also announced that it had discontinued all operations associated with the Sky Games® product line. All employees were terminated as of November 13, 1998. Those former employees that subsequently had been retained on a part-time contract basis to continue operations and support the Sky Play® product, are no longer associated with CCL. Two former employees, through their corporate entity, eFlyte, had been contracted to attend to the Sky Play® business. eFlyte terminated its contract with the Company as of April 22, 2001. The technical aspect of the business is now contracted to the Company's current C.T.O.

On April 30, 1997, the Company entered into a Consulting Agreement with James P Grymyr, whereby he would provide consulting services to the Company from time to time, as requested by the Company. Under the terms of this agreement, the Company issued 586,077 shares of Common Stock to Mr Grymyr as consideration for all such consulting services, both past and future. During March, 2001, Mr Grymyr informed the Company that he did not provide any consulting services to the Company. Furthermore, he indicated that the agreement was never operational. A review of the Company's records, and conversations with previous management did not reveal any evidence to the contrary. Therefore, Mr Grymyr offered to annul the Consulting Agreement and return the shares to the Company for cancellation. The Company accepted this offer under the terms of the Annulment Agreement dated June 20, 2001. Mr Grymyr has completed his undertakings to the company. The company is in the process of completing the cancellation of the 586,077 shares.

2. Sky Play®

On January 13, 1998, CCL completed the acquisition of all the outstanding capital stock of Inflight Interactive Limited ("IIL") in exchange for 500,000 shares of the Company's $.01 par value common stock (the "Common Stock"). IIL is a United Kingdom developer and provider of amusement games to the airline industry. The acquisition was accounted for using the purchase method. The games are marketed under the name Sky Play®. As at December 31, 2003, the Sky Play® games were operating on a number of airlines, including Air China, Cathay Pacific, Emirates Air, Japan Air Lines, and Sri Lankan Airways.

3. Investment - China Lotteries

On September 22, 2001, the Company entered into an Investment agreement with Trade Watch Consultants Limited (formerly Asset China Investments Ltd.) ("TWC"). TWC holds 70% of the outstanding shares of Beacon Hill Enterprises Ltd. Beacon Hill holds the license for and operates one of two major Soccer Betting Lottery locations in

Guangzhou City, Guangdong Province, People's Republic of China. In exchange for 1,500,000 shares of the Company's Common Stock, and an investment of up to HK$1,500.000 (US$ 180,050.00), the Company receives 80% of the proceeds of the business profits generated from Asset China's sports betting and lottery assets. To date, the Company has forwarded HK$900,000.00 (US$115,030.00). To date, no business profits have been generated nor distributed. No further funds will be forwarded and the shares will not be distributed until there are business profits generated and distributed.

On November 1, 2001, the Company entered into an Investment agreement with Lee John Associates ("LJA"). LJA is engaged in the business of owning the licenses for and operating several lottery locations in Guangzhou City, Guangdong Province, Peoples' Republic of China. In exchange for 500,000 shares of the Company's common stock, the Company shall receive 80% of the proceeds of the business profits generated from Lee John's Lottery businesses.

As of August 2003, CCL had not yet received any funds under the agreements with TWC and LJA. Therefore, upon detailed re-evaluation and analysis all parties mutually agreed to amend the original agreements. On September 1, 2003, CCL amended these two agreements as described below:

The original agreement with TWC required a total investment of US$180,050.00 (HK$1,500,000) and the issuance of 1,500,000 CCL common shares to TWC. To date, CCL has funded US$115,000.00, but has not issued any common shares. Initially, both TWC and Beacon Hill Enterprises Ltd. ("BHE"), agreed that TWC's 70% ownership in Beacon Hill would be reduced to 49% (due to the partial completion of the original funding of US$180,050.00). The agreement was then finalized as a Licensing arrangement, whereby the $115,000 advanced was deemed to a one-time, full payment of the license fee to allow TWC to sell lottery tickets through a dedicated website www.worldwidelotteries-china.com. The 1,500,000 CCL common shares will not be issued as a part of the amended arrangement.

The original agreement with LJA required CCL to issue 500,000 CCL common shares in exchange for 80% of LJA's business profits generated from its seven sales locations within Guangdong Province, in the People's Republic of China. As of September 1, 2003, CCL had not received any funds from LJA, nor had CCL issued the 500,000 common shares. This agreement was cancelled on September 1, 2003.

As of December 31, 2003, CCL had completed the development of the website (www.worldwidelotteries-china.com), which is directed towards the international marketing and sales of the Soccer Betting Lottery. During the 3rd Quarter 2003, approval was obtained and an agreement was reached with a Credit Card Payment processing provider. Subsequently, the provider was unable to provide the required services due to an internal issue. In the 4th Quarter 2003, agreement was reached with NEteller to provide payment processing services.

As of December 31, 2004, the Company was unable to appoint a new Chinese agent. This resulted in the lapsing of the licensing agreement. The license fee paid was written off. The online purchasing and processing software developed could be integrated into the future applications of Sky Games.

On September 19, 2003, CCL's wholly owned subsidiary, Trade Watch Consultants Ltd. ("TWC") of the British Virgin Islands, entered into a Licensing Agreement with Action Poker Gaming Inc. ("APG"), a wholly owned subsidiary of Las Vegas From Home.com Entertainment. APG provides Gaming Software designed for the on-line gaming industry. TWC's website, www.worldwidegaming-asia.com, will feature Asian Themed games such as "Chinese Poker", "Pan" and "Big 2". A percentage of gaming revenue realized from the website is payable to Action Poker Gaming Inc. on a monthly basis.

As at the September 30, 2004 Quarter the website content and design had not been forwarded to CCL for approval. APG did not affect the steps to activate the services under the Agreement, CCL deemed the Agreement in default and withdrew.

The Product

1. Sky Play®

Sky Play® offers airlines the choice of up to 19 amusement games. Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play. Games are licensed to airlines for a monthly license fee on a per game, per aircraft basis. CCL is upgrading the games currently featured in the Sky Play® PC Interactive Games Catalogue so that they will operate on the newer versions of MAS IFE hardware being introduced into the airlines industry. CCL is also simultaneously in the process of developing several new games for the Sky Play® PC Interactive Games Catalogue.

The U.S. Patent and Trademark Office has granted CCL the following federal registrations;
    November 5 2002   "Sky Play®" Logo and name
    July 8, 2003,   "Sky Play® International" & Design.

2. Sky Games®

The U.S. Patent and Trademark Office has granted CCL the following federal registrations;
    April 14, 1998   Interactive Entertainment Limited (& Design)
    April 14, 1998   "Sky Games®" logo and the slogan "We Make Time Fly"
    August 26, 2003   "Sky Games® International" "We Make Time Fly" (& Design)

The U.S. Patent and Trademark Office has issued a "Notice of Allowance" to register and trademark:
    May 27, 2003   "Casino Class"
    August 26, 2003   "Sky Casinos International" "We Make Time Fly" (& Design).

The U.S. Patent and Trademark Office has issued a "Notice of Publication":
    December 24, 2003   "Casino Class" "We Make Time Fly" (& Design)

Subsequent to the year-end, on January 13, 2004, "Casino Class" "We Make Time Fly" (& Design) was published for opposition

The Industry

The Boeing Company's Current Market Outlook (CMO) for 2004 makes the following observation:

"In short-term cycles, air travel demand can fluctuate widely.
Consumer confidence and business profits can be strong influences on air travel demand during a business cycle. Travelers treat discretionary air travel much as they treat more durable goods such as computers and automobiles. Visits to friends and relatives, vacations, and even business trips can be canceled or delayed when income is depressed or uncertain. The Current Market Outlook forecast smooths these short-term cycles and provides a 20-year trend forecast."

"The long-term forecast for air travel is healthy.
Cycles, even severe ones such as occurred during the 2001–2003 period, do not change the fundamentals of economic growth, globalization, and the need for people to travel. The *Current Market Outlook* is a long-term forecast that assumes short-term cycles throughout the forecast period, but smooths these cycles to provide a 20-year trend outlook."

Economic growth is the major contributor to air travel demand.
Gross domestic product (GDP) growth explains most of air travel growth. Globalization and international trade, declining fares, and network development, such as increased frequencies and more direct service, explain the other portion of air travel demand. During the next 20 years, annualized world GDP is forecast to grow at 3.0%. Air travel will increase at an average annual rate of 5.2%.

Having made that observation, utilizing 2004 as the base year, Boeing is still forecasting passenger traffic growth of 5.2% annually over the next 20 years, an increase of 0.7%.   The report noted that, to meet that growth, airlines are expected to add close to 25,000 airplanes to their fleets, worth $2.0 trillion in 2003 US Dollars for a total worldwide fleet of 34,770 aircraft. Boeing estimates that approximately 25% of these new aircraft will be intermediate (twin-aisle) and large aircraft. However, of that 26%, deliveries of 747-size or larger aircraft will decrease from 6% to 4%, while deliveries of intermediate size (twin-aisle) aircraft will increase from 18% to 21%. CCL believes these forecasts represent a substantial market for IFE systems and inflight content over the long-term.

Regional traffic trends are also an important factor in CCL's marketing strategies. According to the Boeing CMO 2004 – "Traffic within the Asia-Pacific region will grow 6.1% annually over the next 20 years, and the region's share of world RPKs will increase by over three percentage points to 18.4%. In contrast, Europe and North America are mature economies with lower growth rates, although these regions will continue to take the most airplane deliveries. The market share of flying within Latin America will increase from 2% to 4% of world RPKs reflecting the relatively high 7.6% annual traffic growth rate." Both the Asia-Pacific and the Latin American regions are attractive areas for marketing the Sky Games® Interactive Gaming System.

Inflight Management Development Centre (IMDC) compiled final statistics on Annual IFE Expenditures for 2003 by the airlines, on behalf of the WAEA (World Airline entertainment Association. Annual expenditures for 2003 were US$1.62 billion, an increase of 17% over 2002. The first half of 2003 suffered from uncertainty caused by the effects of SARS particularly in the Asian regions, and to a smaller degree from the War in Iraq. While the industry experienced the beginnings of a swift recovery in the 3rd quarter of 2003, the major North American airlines continued to experience major difficulties throughout 2003.

Airline expenditure on IFE is expected to total US$1.786 billion for 2004, continuing the recovery began in late 2003. At the end of 2003, 5,349 aircraft were in operation with some form of IFE installed onboard. This represents 44.3% of the world's commercial jet fleet of 100 seats or more. The Asian sector in particular has experienced a resurgence in traffic levels in 2004. This region has always been traditionally strong in IFE , therefore this growth will most certainly help the growth of the IFE industry this year.

Competition

There are currently seven major competitors supplying the inflight games marketplace: Creator Capital, DTI, eFlyte, Inflight Digital, Intergame, Nintendo, and Western Outdoor Interactive.

IMDC reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software. Not all suppliers supply in all three areas. CCL currently offers games and gambling software.

Market and Marketing

In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers. Entertainment and service systems form a part of the airlines' current business strategy. CCL believes that the principal benefit of its product to the airlines, is the ability to enhance entertainment offerings to passengers. IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The target market for Sky Play® has been domestic and foreign airlines, which have committed to the purchase of, or already have installed IFE systems. From 2001-2003, the airline industry worldwide, especially in the United States was seriously affected by the Global Geopolitical climate; SARS virus and by the failure of regional economies to recover and thrive. While the industry experienced the beginnings of a swift recovery in the 3rd quarter of 2003, the major North American airlines continued to experience major difficulties throughout 2003.

CCL's primary target market has been Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming. The Company also believes that the Latin American markets also hold significant potential.

CCL believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential alternate "non-ticket" revenue stream. IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by the airlines; however, there can be no assurance that inflight gaming will be among the alternatives considered by airlines. Although the system is designed for gaming using currency, the system could be adapted to "pay-for-play" mode in those circumstances where gaming utilizing currency is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

CCL expects to derive its income from a split of gaming revenues with the airline. The Company does not anticipate selling its gaming products in order to generate revenue. Airlines will receive a percentage of net revenue generated by Sky Games® on their respective flights. Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" will be split on a negotiated basis. Airlines have utilized similar revenue-sharing arrangement with other product/service providers, such as inflight communication companies (e.g. GTE Airfone). CCL would provide certain training, banking, accounting and administrative functions. The airline will provide the aircraft, the equipment, the passengers and inflight personnel.

CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games. This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients. CCL is also currently re-evaluating and redesigning the Sky Games®® In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed an introduced to the Airline Industry today.

Manufacturing

As a software producer and operator, the Company has no manufacturing capability. CCL's software is designed to interface with in-cabin hardware, including onboard computers, file servers, distribution and communication systems, manufactured by various suppliers for the airlines.

Sky Games® System Acquisition

On November 7, 1991, the Company entered into an agreement, with subsequent amendments, with Sky Games® International, Inc. ("SGII") to purchase technology, proprietary rights and prototypes of the casino games known as "Sky Games®." The purchase price of the assets was 300,000 shares of the Company's $.01 par value common stock (the "Common Stock") issued to SGII at a deemed price of $1.65 per share, plus an additional 3,000,000 shares of Common Stock held in escrow to be released on the basis of one share for each U.S. $1.78 of net cash flow generated from the assets over a ten-year period (the "Performance Shares"). Of the 3,000,000 shares, 2,000,000 were issued to SGII and 1,000,000 shares to Anthony Clements, an advisor to and director of the Company. The Performance Shares are held in escrow by Computershare Investor Services in Vancouver, B.C., Canada. As of April 30, 1997, the holders of the Performance Shares agreed with the Company to tender such shares to the Company when and if they are released from the escrow, and the Company has agreed to cancel such shares. The holders of the Performance Shares have also granted an irrevocable proxy to a bank, which has irrevocably agreed not to vote such shares. Even though the Performance Shares are subject to cancellation and may not be voted, they remain issued and outstanding. Therefore, the management of the Company has included the Performance Shares in the calculation of total outstanding shares.

The Amalgamations

Effective as of December 30, 1994, the Company, through SGIH, and Harrah's Interactive Investment Company ("HIIC") completed the formation of Old IEL as a joint venture corporation incorporated as an exempted company under the Bermuda Act. At the same time, (i) Old IEL entered into a management agreement (the "Management Agreement") with Harrah's Interactive Entertainment Company (the "Manager"), (ii) the prior consulting agreement between Harrah's and SGIC was terminated, (iii) SGIC assigned all right, title and interest in the Sky Games® system and related trademarks and trade names to the Company, and (iv) the Company licensed the Sky Games® system and certain related trademarks and trade names to Old IEL. In connection with the Amalgamations, the contractual agreements with the affiliates of Harrah's were terminated.

The ownership interests of the Company and HIIC in Old IEL were 80% and 20%, respectively, prior to the Amalgamations. The Company and HIIC had funded a total of $5 million to Old IEL. Additional capital, if not available from third parties, was to have been provided by the Company and HIIC in proportion to their shareholdings. The Executive Committee of Old IEL was to determine whether additional capital was to be provided as equity or debt. Under the shareholders agreement, each party had certain options with respect to the other party's stock. The shareholders agreement was terminated effective June 17, 1997.

The Manager had been granted, and had assumed, broad responsibility for managing the business of Old IEL. This included completing the development of and improving the Sky Games® software and all other systems, marketing to airlines and customers and day-to-day gaming operations. The Management Agreement had a two-year term, but could have been renewed at the Manager's option for successive two-year terms up to a maximum term of 10 years. The Manager had a right of first negotiation on a renewal agreement. Management fees were dependent on the amount of gross revenues with a maximum fee of 7.5% of gross revenues and a minimum monthly fee of $10,000. Old IEL was required to pay all operating costs (including capital expenditures) of the business, which included the cost of services and goods provided by the Manager and its affiliates under the Management Agreement.

The Amalgamations were consummated on June 17, 1997. In conjunction with the Amalgamations, the Management Agreement was terminated, and management of the Company assumed direct responsibility for day to day operations. The Company also entered into a Continuing Services Agreement with Harrah's for certain services.

The Company had exclusively licensed Old IEL to use certain of the Sky Games® trademarks, trade names and other trade rights. This license was replaced in the Amalgamations by a similar license to Harrah's for use of the Company's software, as it existed on June 17, 1997, in traditional casino venues owned, operated or managed by Harrah's. The license is royalty-free, worldwide and non-terminable.

In 1994, the Company terminated certain contractual rights previously granted to BEA in connection with the development of an earlier generation product for inflight gaming use. In connection with this termination, the Company issued a U.S. $2,500,000 convertible promissory note due March 30, 1997. The unpaid balance of the note, including accrued interest, was exchanged for Redeemable Convertible Class A Preference Shares in the Company on June 16, 1997.

Major Customers

The Company's Sky Play® customers include, Emirates Air, Japan Air Lines, and Sri Lankan Airways.

During the first quarter of 2002, American Airlines ceased to be a client due to budgetary restraints. Malaysia Airlines ceased to be a client as they terminated their agreement with their contracted IFE Inflight content provider who was providing them with CCL Sky Play® games. Continental Airlines also ceased to be a client at the end of the second quarter of 2002. During 2004 Air China decided to use the games provided with their new inflight entertainment hardware.

Investment – China Lotteries

On September 22, 2001, the Company entered into an Investment agreement with Asset China Investments Ltd. ("Asset China"). Asset China holds 70% of the outstanding shares of Beacon Hill Enterprises Ltd. Beacon Hill holds the license for and operates one of two major Soccer Betting Lottery locations in Guangzhou City, Guangdong Province, People's Republic of China. In exchange for 1,500,000 shares of the Company's Common Stock, and an investment of up to HK$1,500.000 (US$ 180,050.00), the Company receives 80% of the proceeds of the business profits generated from Asset China's Soccer Betting and Lottery assets. To date, the Company has forwarded HK$900,000.00 (US$115,030.00). To date, no business profits have been generated nor distributed. No further funds will be forwarded and the shares will not be distributed until there are business profits generated and distributed.

On November 1, 2001, the Company entered into an Investment agreement with Lee John Associates ("Lee John"). Lee John is engaged in the business of owning the licenses for and operating several lottery locations in Guangzhou City, Guangdong Province, Peoples' Republic of China. In exchange for 500,000 shares of the Company's common stock, the Company shall receive 80% of the proceeds of the business profits generated from Lee John's Lottery businesses. To date, the company has not issued the 500,000 shares of common stock, nor closed the transaction, as there have not yet been any business profits generated or distributed.

As of August 2003, CCL had not yet received any funds under the agreements with TWC and LJA. Therefore, upon detailed re-evaluation and analysis all parties mutually agreed to amend the original agreements. On September 1, 2003, CCL amended these two agreements as described below:
The original agreement with TWC required a total investment of US$180,050.00 (HK$1,500,000) and the issuance of 1,500,000 CCL common shares to TWC. To date, CCL has funded US$115,030.00, but has not issued any common shares. Initially, both TWC and Beacon Hill Enterprises Ltd. ("BHE"), agreed that TWC's 70% ownership in Beacon Hill would be reduced to 49% (due to the partial completion of the original funding of US$180,050.00). The agreement was then finalized as a Licensing arrangement, whereby the $115,030 advanced was deemed to a one-time, full payment of the license fee to allow TWC to sell lottery tickets through a dedicated website www.worldwidelotteries-china.com. The 1,500,000 CCL common shares will not be issued as a part of the amended arrangement.

The original agreement with LJA required CCL to issue 500,000 CCL common shares in exchange for 80% of LJA's business profits generated from its seven sales locations within Guangdong Province, in the People's Republic of China. As of September 1, 2003, CCL had not received any funds from LJA, nor had CCL issued the 500,000 common shares. This agreement was cancelled on September 1, 2003.

As of December 31, 2003, CCL had completed the development of the website (www.worldwidelotteries-china.com), which is directed towards the international marketing and sales of the Soccer Betting Lottery. During the third Quarter 2003, approval was obtained and an agreement was reached with a Credit Card Payment processing provider. Subsequently, the provider was unable to provide the required services due to an internal issue. In the 4th Quarter 2003, agreement was reached with NEteller to provide payment processing services.

As of December 31, 2004, CCL was unable to appoint a new Chinese Agent. This resulted in the lapsing of the licensing agreement. The license fee paid was written off. The online purchasing and processing software developed could be integrated into the future applications of Sky Games.

C. ORGANIZATIONAL STRUCTURE

The following chart outlines CCL's corporate structure


CREATOR CAPITAL LIMITED
("CCL" or the "Company")
a Bermuda Exempted Company
Sky Games® International Corp.
("SGIC (US)")
a Nevada Corporation
100% wholly owned by CCL
Creator Island Equities Inc.
("CIEI (Canada)")
a Yukon Territory Company
100% wholly owned by CCL

Currently, CIEI (Canada), SGIC (US), each of which are wholly owned subsidiaries, are considered to be inactive.

D. PROPERTY, PLANTS AND EQUIPMENT

	2004		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 378,364	$ 378,364	$ -
Furniture and fixtures	55,940	55,737	203
Website	76,699	27,540	49,159
	$ 511,003	$ 461,641	$ 49,362

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

| | Twelve Months Ended December 31 | | | | |
	2004	2003	2002	2001	2000
Statement of Operations Data:					
Gain/Loss before extraordinary item	$ (103,751)	$ (98,187)	$ (81,250)	$ 50,527	$ (791,147)
Extraordinary (gain)loss	66,037	-	-	-	-
Net Gain/Loss	(37,714)	(98,187)	(81,250)	50,527	(791,147)
Gain/Loss per share before extraordinary item	(0.00)	(0.00)	(0.00)	(0.00)	0.02
Extraordinary item	(0.00)	-	-	-	-
Loss per share	0.00	(0.00)	(0.00)	(0.00)	0.02
Weighted number of common shares outstanding	90,795,037	90,795,037	73,878,000	70,385,000	50,000,000
Number of common shares outstanding at period end	90,795,037	90,795,037	90,795,037	87,302,611	50,103,529

(in thousands except per share and share data)

| | As of December 31, (in thousands of dollars) | | | | |
	2004	2003	2002	2001	2000
Balance Sheet Data:					
Working capital (deficit)	$ (1,394)	$ (1,267)	$ (930)	$ (701)	$ (827)
Total assets	122	319	378	502	628
Long term debt		66	66	66	67
Redeemable preferred stock					
Class A	22	22	22	22	22
Class B				21	21
Shareholders' equity (deficit)	(1,393)	(1,155)	(855)	(570)	(580)
Equity (deficit) per common share	(0.05)	(0.01)	$ (0.00)	(0.00)	(0.01)

Twelve Months Ended December 31, 2004 and December 31, 2003

Revenue decreased to $136,000 from $174,385. The revenue decrease is due to a reduction in airline clients.

The Bad Debt was expense in 2003 was recovered during the period. However, the Virgin Atlantic Airways receivable was written off.

General and administrative expenses decreased by $6,054

Consulting and contract labour expenses decreased by $1,250

Depreciation and amortization expenses increased by $10,548

Legal expenses: CCL increased its efforts with registering, and maintaining various trademarks pertinent to the Sky Games® and Sky Play® business. Outstanding issues with eFlyte, LLC, led to continuing legal expense culminating with the Arbitration proceeding being settled on March 11, 2004.

During the year there were expense recoveries of $147,123 removed from the Accounts Payable.

It was determined the investment in the Intangible assets has become impaired resulting in its write-off.

Twelve Months Ended December 31, 2003 and December 31, 2002

Revenue decreased from $326,162 to $174,385. The revenue decrease is due to a reduction in airline clients and vigorous competition from one particular PC games provider.

General and administrative expenses decreased by $74,112.

Consulting and contract labour expenses increased by $684

Depreciation and amortization expenses decreased by $86,474

Legal expenses increased by $33,119. CCL increased its efforts with registering, and maintaining various trademarks pertinent to the Sky Games® and Sky Play® business. Outstanding issues with eFlyte, LLC, led to continuing legal expense culminating with the Arbitration proceeding being scheduled for March 9 through 12, 2004.

Twelve Months Ended December 31, 2002 and December 31, 2001

Revenue decreased from $561,030 to $326,162. The revenue decrease is due to a reduction in airline clients and vigorous competition from one particular PC games provider.

General and administrative expenses increased by $54,348.

Consulting and contract labour expenses decreased by $51,791

Depreciation and amortization expenses decreased by $153,311

Legal expenses increased by $25,518. CCL increased its efforts with registering, and maintaining various trademarks pertinent to the Sky Games® and Sky Play® business. Outstanding issues with eFlyte, LLC, led to continuing legal expense culminating with the filing of Arbitration proceedings in December 2002.

The Company's business is not of a seasonal nature.

B. LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had a working capital deficit of $1,393,642. Of this, $1,339,408 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred shares. Without said accrued dividends, the working capital would have been in a positive position of $29,360. The Company's net cash position is $44,804. This reflects the fact that the cash generated from operations is the Company's primary source of operations funding.

At December 31, 2003, the Company had a working capital deficit of $1,266,630. Of this, $1,160,568 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred shares. Without said accrued dividends, the working capital would have been in a deficit position of $105,728. The Company's net cash position is $40,817. This reflects the fact that the cash generated from operations is the Company's primary source of operations funding.

At December 31, 2002, the Company had a working capital deficit of $930,409. Of this, $984,168 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred shares. Without said accrued dividends, the working capital would have been in a positive position of $3,759. During the year, all the Class B Series A and B Preferred shareholders converted their preferred shares, and most of the accrued dividends thereto attached, into common shares. The Company's net cash position is $139,338. This reflects the fact that the cash generated from operations is the Company's primary source of operations funding.

At December 31, 2001, the Company had a working capital deficit of $549,577. Of this, $676,374 was for dividends payable that have accrued over several fiscal periods on current outstanding Preferred shares. Without said accrued dividends, the working capital would have been in a positive position of $126,797. During the year, all the Class B Series A and B Preferred shareholders converted their preferred shares, and most of the accrued dividends thereto attached, into common shares. The Company's net cash position is $90,870. This reflects the fact that the cash generated from operations is the Company's primary source of operations funding.

At December 31, 2000, the Company had working capital deficit of $827,653. Of this, $878,454 was for accrued dividends payable on the outstanding preferred shares. Without said accrued dividends, the working capital would have been in a positive position of $50,801. The Company's net cash position was $74,314. This reflects the fact that the cash generated from operations is the Company's primary source of operations funding.

At December 31, 1999 the Company had a working capital deficit of approximately $535,000. During 1999, the Company's primary source of funding was through cash flow generated from operations. Prior to 1999, the primary source of funding was through sales of its equity and securities convertible into Common Stock.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

1.   Sky Play®

The U.S. Patent and Trademark Office has granted CCL the following federal registrations;
November 5 2002	"Sky Play®" Logo and name
July 8, 2003,	"Sky Play® International" & Design.

2.   Sky Games®

The U.S. Patent and Trademark Office has granted CCL the following federal registrations;
April 14, 1998	Interactive Entertainment Limited® (& Design)
April 14, 1998	"Sky Games®" logo and the slogan "We Make Time Fly"
August 26, 2003	"Sky Games® International" "We Make Time Fly" (& Design)

The U.S. Patent and Trademark Office has issued a "Notice of Allowance" to register and trademark:
May 27, 2003	"Casino Class"
August 26, 2003	"Sky Casinos International" "We Make Time Fly" (& Design).
April 6, 2004	"Casino Class" "We Make Time Fly" (& Design)

D.   TREND INFORMATION

The marketplace for the Company's main product line is not well established however the Gaming Industry as a whole internationally is constantly undergoing changes, is intensely competitive and is subject to changes in customer attitudes, morals and preferences. New products are being developed continuously by the Gaming Industry in order to satisfy customer demands. The Sky Games® Interactive Gaming System is one of those products. Changes in International Governmental regulations and laws are in a constant state of flux, and could adversely affect the ability of the Airlines to install such a system. Changes in policies of companies or banks that handle payment processing systems or credit card transactions for gaming industry could have an adverse impact on the operation of the Sky Games® System

E.   OFF-BALANCE SHEET ARRANGEMENTS

Not Applicable

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Not Applicable

G.   SAFE HARBOUR

All financial information and statements provided have been fairly represented in accordance with U.S. generally accepted accounting principles.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

Name	Position	Principal Occupation	Term of Office
Anthony P Clements Age 59	Director	Investment Banker	Director 1992-Present
Deborah Fortescue-Merrin Age 49	President & C.E.O. Director	President of CCL President of North American Medical Services Inc.	Director 1995-1997 President 1997-Present
Anastasia Kostoff-Mann Age 57	Vice-President Director	Founder and Chairman Corniche Group of Companies	Director 1993-1996 Director 1999-Present

ANTHONY P. CLEMENTS, has been a director of the Company since March of 1992. Mr Clements is currently an Independent Investment Banker. Previous to this, He was an investment banker with Yorkton Securities, based in London, England. From 1994 to March 1998, he was an investment banker with T. Hoare & Co. Mr. Clements also served as a director of the Company's operating subsidiary from August 10, 1995 until its amalgamation with the Company on June 17, 1997. Prior to 1994, Mr. Clements was an investment banker for Rickets & Co., also based in London. Mr. Clements has also managed the North American portfolio of Postel Investment Management (pension fund managers for both the Post Office and British Telecom) from 1973 until 1987, and has worked in areas of corporate finance since 1987.

DEBORAH FORTESCUE-MERRIN has been a director of the Company since September 10, 1999, and she was previously a director of the Company from October 1995 to October 1997. Mrs. Merrin is Vice-President of J. Perot Financial Corp., a private investment management firm located in Vancouver, British Columbia, Canada. Previous to joining J. Perot Financial, Mrs. Merrin was a securities broker for twelve years, and worked in the area of corporate finance from 1989-1992, specializing in special situations concerning medical issues. Mrs. Merrin is also the President and a Director of North American Medical Services Inc. which trades on the Toronto Venture Exchange. Mrs Merrin is also currently the President, and Chairman of Creator Capital Limited

ANASTASIA KOSTOFF-MANN has been a director since September 10, 1999, and she was previously a director of the Company until September 1996. Ms Mann has over 30 years experience in the hotel, sales and marketing, and travel industry. She is the Founder and Chairman of the Corniche Group of Companies, overseeing all aspects of travel and meeting management for corporate accounts.   She is a lifetime director and former President and Chairman of the International Travel & Tourism Research Association (TTRA). She currently serves a commissioner on the California Travel and Tourism Commission where she also sits on the Executive Committee. Ms Mann is also currently the Vice President of Creator Capital Limited.

B. COMPENSATION

All of the directors of the Company are re-imbursed for out-of-pocket expenses. The directors of the Company receive no other compensation.

The following table sets forth all compensation for services in all capacities to the Company for the three most recently completed fiscal years in respect of each of the individuals who served as the Chief Executive Officer during the last completed fiscal year and those individuals who were, as of December 31, 2001, the executive officers of the Company whose individual total compensation for the most recently completed financial year exceeded $100,000 (collectively, the "Named Executive Officers") including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation Awards	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards (#)	Securities Underlying Options (#)
Deborah Fortescue-Merrin Chairman	12/31/04	US$42,000*	NIL	NIL	NIL	
	12/31/03	US$42,000*	NIL	NIL	NIL	
	12/31/02	US$42,000*	NIL	NIL	NIL	
	12/31/01	US$42,000*	NIL	NIL		100,000
	12/31/00	US$23,000*	NIL	NIL	NIL	
	12/31/99	NIL	NIL	NIL	NIL	60,000

*by way of related consulting entity

The directors of the Company have not received any stock options since 2001. As at December 31, 2004 there were at total of 430,000 outstanding options to purchase common shares granted to the directors. These options are exercisable at a range between $0.14 and $0.50 per share, and expire then years after their respective date of grant.

TOTAL OUTSTANDING OPTIONS GRANTED TO DIRECTORS

Name	No of Securities Underlying Options Granted (#)	Exercise or Base Price ($/share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation for Option Term	
				5%	10%
Tony Clements	10,000(1)	$0.14000	9-10-09	xx	xx
	50,000(2)	$0.50000	9-10-09	xx	xx
	100,000(3)	$0.35000	10-11-11	xx	xx
Deborah Merrin	10,000(1)	$0.14000	9-10-09	xx	xx
	50,000(2)	$0.50000	9-10-09	xx	xx
	100,000(3)	$0.35000	10-11-11	xx	xx
Anastasia Mann	10,000(1)	$0.14000	9-10-09	xx	xx
Anastasia Mann	50,000(2)	$0.50000	9-10-09	xx	xx
Anastasia Mann	50,000(3)	$0.35000	10-11-11	xx	xx

(1) Option granted to each director of the Company pursuant to the Director Option Plan on September 10, 1999.
(2) Options granted under the Management Incentive Plan
(3) Options granted on October 11, 2001

C. BOARD PRACTICES

Election of Directors and Terms of Service

The Board of Directors currently comprises three members, including the Chairman and C.E.O.   Directors are elected annually by an ordinary resolution at the Annual General Meeting of Shareholders. Each director is elected for a term of one year, and may be re-elected annually for an additional one year term by the shareholders. There are no limits as to how long any individual director may serve on the Board.

Service Contracts

CCL does not currently have any service contracts or any other contracts with any of the members of the Board of Directors.

Audit Committee

The Audit Committee of the Board currently consists of Ms Fortescue-Merrin, and Mr Anthony Clements. The principal functions of the Audit Committee are to make recommendations to the Board regarding; (i) its independent auditors to be nominated for election by the shareholders; (ii) to review the independence of such auditors; (iii) to approve the scope of the annual audit activities of the independent auditors; (iv) to approve the audit fee payable to the independent auditors; (v) and to review such audit results. The audit committee did not hold any meetings during the fiscal year ended December 31, 2004

Compensation Committee

The Compensation Committee currently consists of Mrs Mann, and Mr Tony Clements.   The Compensation Committee did not hold any meetings during the fiscal year ended December 31, 2004. For information on the duties and actions of the Compensation Committee, see "Report on Compensation."

Report on Compensation

Ms Deborah Merrin served as President & Chairman of the CCL in the fiscal year 2002. She was compensated on a consulting basis, by way of a related consulting entity, and received US$ 42,000 during 2004, compared with US$ 42,000 during 2003, 2002, and 2001 respectively.

D. EMPLOYEES

All employees of CCL were terminated as of November 13, 1998. Those former employees that were subsequently retained on a part-time contract basis to continue operations and support the Sky Play® product, are no longer associated with IEL. Two former employees, through their corporate entity, eFlyte, LLC had been contracted as independent contractors to provide services relating to the Sky Play® business. Effective April 22, 2001, eFlyte terminated its contract with CCL. Due to the nature of the termination and subsequent events, legal counsel was retained and correspondence occurred with eFlyte's counsel. Such correspondence did not result in a satisfactory resolution. . In December 2002, legal arbitration proceedings were initiated against eFlyte, LLC. On March 11, 2004 the parties reached an agreement in principle whereby the Arbitration Process was resolved pursuant to a Confidential Settlement Agreement.

Currently, CCL does not employ any personnel. Corporate and business operations are handled by outsourced providers.

E. SHARE OWNERSHIP

As of May 1, 2002, based on information supplied to the Company, CCL's directors and executive officers as a group may be deemed to own beneficially (including shares purchased upon exercise of stock options and warrants, exercisable within 60 days) 1.19% of the outstanding shares of Common Stock. To the knowledge of the directors and officers of the Company, the following directors and officers of the Company and owners of five percent (or more) of the outstanding Common Stock beneficially own the shares of Common Stock set forth below.

Name	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Anthony P. Clements (2)	160,000 – Options	*
Deborah Fortescue-Merrin (3)	170,000 – Options	*
	48,500 – Direct	*
Anastasia Kostoff-Mann (4)	110,000 – Options	*

*Less than 1%

(1) Percent of class is determined by dividing the number of shares beneficially owned by the outstanding number of shares of the Company, and increased by options and warrants for 1,100,000 shares, which are currently exercisable.

(2) Includes, options for 40,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 100,000 shares granted on October 11, 2001

(3) Does not include 1,406,870 shares of Common Stock held by a charitable foundation (Missy Foundation) of which both Mr. & Mrs. Merrin are directors. Includes options for 20,000 shares of Common Stock under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 100,000 shares granted on October 11, 2001

(4) Includes 10,000 shares under the Directors Option Plan, and options for 50,000 shares granted under the Management Incentive Plan, and options for 50,000 shares granted on October 11, 2001

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

As of November 15, 2004, there were 297 shareholders of record in the United States holding a total of 90,795,037 common shares of the Corporation. The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*
CEDE & CO – United States**	10,891,434	11.99%
HARRAH'S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.59%

 * Based upon 90,795,037 issued and outstanding common shares of the Company as of November 15, 2004
 ** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

As of May 23, 2003, there were 278 shareholders of record in the United States holding a total of 90,795,037 common shares of the Corporation. The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*
CEDE & CO – United States**	11,050,707	12.17%
HARRAH'S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.59%

 * Based upon 90,795,037 issued and outstanding common shares of the Company as of May 23, 2003.
 ** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

As of May 1, 2002, there were 274 shareholders of record in the United States holding a total of 90,795,037 common shares of the Corporation. The following persons or corporations beneficially owned directly or indirectly, or exercised control of greater than 5% of the issued and outstanding shares of the Company.

Name of Shareholders and Jurisdiction	Number of Shares Owned	Percentage of Total Outstanding*
CEDE & CO – United States**	11,036,048	12.15%
HARRAH'S INTERACTIVE INVESTMENT COMPANY	6,886,915	7.59%

* Based upon 90,795,037 issued and outstanding common shares of the Company as of May 1, 2002.
** Depository Trust Company holds shares on behalf of the beneficial owners whose identity is not known to the Company.

To the best of the Company's knowledge, there are no arrangements or agreements which would result in a change of control of the Corporation at a future date.

B. RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $42,000.

As at the Quarter end, the Company owed $19,085 to a Director related entity. A total of $67,958 had been incurred during the Period. The amount represents accumulated outstanding expense reimbursements for various office supplies, services, and computer related costs. The balance is included within the accounts payable and accrued liabilities accounts.

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8.   FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

CCL's Audited Financial Statements for the year ended December 31, 2004 are included in Item 17 of this Annual Report.

These consolidated financial statements have been prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of company has suffered recurring losses from operations and has a net concern is dependent upon many factors, including the ability of the degree of competition encountered by the Company, technology risks, government regulation and general economic conditions. These consolidated financial statements do no include any adjustments that might result from this uncertainty.

B. LEGAL PROCEEDINGS;

CCL retained legal counsel in the matter of the termination, effective April 22, 2001, by eFlyte, LLC as the managers of the Sky Play® business, and subsequent actions by eFlyte, LLC and its principals. In December 2002, the CCL initiated legal arbitration proceedings for breach of contract under the provisions of the management agreement with eFlyte, LLC. In December 2003, a final date for the arbitration hearing was set for March 9 through 12th, 2004. On March 11, 2004, the parties reached an agreement in principle whereby the Arbitration Process was resolved pursuant to a Confidential Settlement Agreement.. This agreement was completed on April 23, 2004

There are no other legal proceedings at this time.

C. DIVIDEND POLICY

There have been no dividends paid to common stockholders since the inception of the Company on January 28, 1981. The Company currently intends to retain any earnings it may achieve for use in its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be made by the Board of Directors in light of the earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant

D. SIGNIFICANT CHANGES

As of December 31, 2004, the date of the most recent financial statements, there have not been any significant changes in the affairs of the company

ITEM 9.   THE OFFER AND LISTING

A. LISTING DETAILS

Since October 16, 2000 the Company's Common Shares have traded on the OTC Bulletin Board under the symbol "CTORF". Prior to October 16, 2000 and since March 25, 1999, the Company's Common Shares had traded on the OTC Bulletin Board under the symbol "IELSF." From July 8, 1997 until March 24, 1999, the Company's Common Shares had been traded on the NASDAQ SmallCap Market under the symbol "IELSF." From March 1, 1994 until July 8, 1997, the Company's Common Shares traded on the NASDAQ SmallCap Market under the symbol "SKYGF." Prior to March 1, 1994, there was no trading market for the securities of the Company in the United States the Company's common shares were traded on the Vancouver Stock Exchange under the symbol "CEV" until voluntarily de-listed by the Company on December 30,1994,

On October 5, 1998, the Company was notified by NASDAQ that the Company's shares had failed to maintain a bid price greater than or equal to $1.00 per share for the prior thirty consecutive trading days and were therefore subject to delisting. The delisting was effective on March 24, 1999.

The table below sets forth, for the periods indicated the reported high and low closing prices of the Common Stock as reported by the NASDAQ SmallCap and OTC Bulletin Board Markets.

Last Six Calendar Months

Last Six Calendar Months		High		Low
March 2005		$0.0550		$0.0550
February 2005		$0.0550		$0.0550
January 2005		$0.0700		$0.0450
December 2004		$0.0600		$0.0250
November 2004		$0.0510		$0.0300
October 2004		$0.0510		$0.0500

Each fiscal quarter within the last two years,

		Twelve Months Ended					
		December 31, 2003				December 31, 2004	
		High	Low		High	Low	
First Quarter		$0.0700	$0.0300		$0.2000	$0.0400	
Second Quarter		$0.1000	$0.0200		$0.0800	$0.0300	
Third Quarter		$0.2000	$0.0400		$0.0800	$0.0350	
Fourth Quarter		$0.1700	$0.0500		$0.0600	$0.0250	

Last Five Full Financial Years

Last Five Full Financial Years		High		Low
2004		$0.2000		$0.0250
2003		$0.2000		$0.0200
2002		$0.47 00		$0.0350
2001		$0.8130		$0.0200
2000		$0.7700		$0.0300

ITEM 10.   ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

This information has been reported previously.   See exhibits 3.i(a), 3.i(b), 3.ii (detailed below) – Incorporated by reference.

3.i(a)   Articles of Incorporation (Yukon Territory). (Incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on October 12, 1993.)

3.i(b)   Certificate of Continuance (Bermuda). (Incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F (File No. 0-22622) as filed with the SEC on September 16, 1996.)

3.ii   Bye-Laws as amended. (Incorporated by reference to the same numbered exhibit to the Registrant's Annual Report on Form 10-K/A No. 2 as filed with the SEC on July 8, 1998.)

C.   MATERIAL CONTRACTS

Not Applicable

D. EXCHANGE CONTROLS

An exempted company is classified as non-resident in Bermuda for exchange control purposes by the Bermuda Monetary Authority ("BMA"). Accordingly, the Company may convert currency (other than Bermudian currency) held for its account to any other currency without restriction.

Persons, firms or companies regarded as residents of Bermuda for exchange control purposes require specific consent under the Exchange Control Act 1972 of Bermuda, and regulations there under, to purchase or sell shares or warrants of the Company which are regarded as foreign currency securities by the BMA. Before the Company can issue any further shares or warrants, the Company must first obtain the prior written consent of the BMA.

E. TAXATION

The following paragraphs set forth, in general terms, certain United States and Bermudian income tax considerations in connection with the ownership of common shares of the Company. The tax considerations relevant to the ownership of common shares of the Company are complex, and the tax consequences of such ownership may vary depending on the individual circumstances of the shareholder. Accordingly, each shareholder and prospective shareholder is urged to consult his own tax advisor with specific reference to the tax consequences of share ownership in his own situation. In addition, there may be relevant state, provincial or local income tax considerations which are not discussed.

United States Federal Income Tax Considerations

Passive Foreign Investment Company: Because substantially all of the Company's recent income has consisted of interest, the Company believes that it presently constitutes a passive foreign investment company (a "PFIC") within the meaning of (S) 1295 of the Internal Revenue Code of 1986, as amended. A foreign corporation is a PFIC if 75% or more of its gross income for the taxable year is from passive sources such as interest and dividends, or if the average percentage of its assets during the year that produce passive income is at least 50%.

Certain adverse tax consequences apply to U.S. persons who are shareholders of a PFIC. Specifically, U.S. shareholders of a PFIC are subject to maximum rates of tax plus an interest charge on "excess distributions," which includes gain on the sale of PFIC shares as well as certain distributions. The interest charge is based upon the value of the deemed tax deferral, and on the assumption that the excess distribution was earned pro rata over the shareholder's holding period. In addition, a U.S. shareholder who uses PFIC stock as security for a loan is treated as having disposed of the stock; a transfer of the PFIC stock may fail to qualify for non-recognition treatment that would otherwise be available; special foreign tax credit limitations will apply to a U.S. shareholder with respect to earnings of the PFIC; a U.S. shareholder will not be entitled to a basis step-up in the basis of PFIC stock at death; and the Company will continue to be treated as a PFIC throughout a U.S. shareholder's holding period, even if it no longer satisfies the income or asset tests for a PFIC described above.

The foregoing adverse tax consequences, other than the loss of the step-up in basis at death, generally will not apply if (i) the U.S. shareholder has elected to treat the PFIC as a qualified electing fund ("QEF") for each taxable year in the shareholder's holding period beginning after December 31, 1986 for which the Company was a PFIC, and (ii) the Company complies with reporting requirements to be prescribed by the IRS. In general U.S. shareholders of a QEF are taxable currently on their pro rata share of the QEF's ordinary income and net capital gain, unless they elect to defer payments of tax on amounts included in income for which no distribution has been received, subject to an interest charge on the tax deferral.

THE QEF ELECTION FOR A TAXABLE YEAR MUST BE FILED BY THE DUE DATE (PLUS EXTENSIONS) FOR FILING THE U.S. SHAREHOLDER'S INCOME TAX RETURN FOR THE YEAR. A U.S. shareholder makes the election by filing a "Shareholder Election Statement," a "PFIC Annual Information Statement" and Form 8621 with its tax return. A copy of the Shareholder Election Statement must also be filed with the IRS Center in Philadelphia.

If the Company has been a PFIC for a taxable year beginning after December 31, 1986 which includes any portion of a U.S. shareholder's holding period, the U.S. shareholder may still make a QEF election for the Company and, if so, may also elect to recognize any gain inherent in the shareholder's PFIC stock, as of at the beginning of the first year in which the Company becomes a QEF, as an excess distribution. A U.S. shareholder who makes this gain-recognition election will thereafter not be subject to the tax regime for excess distributions described above.

For so long as the Company remains a PFIC, the Company intends to comply with the reporting requirements that will be prescribed in Treasury Regulations, and to make available to its U.S. shareholders upon request a PFIC Annual Information Statement to enable them to make QEF elections.

Gain on Disposition; Distributions. Under certain limited ircumstances, non-U.S. shareholders will be subject to U.S. federal income taxation at graduated rates upon gain or dividends, if any, with respect to their common shares, if such gain or income is treated as effectively connected with the conduct of the recipient's U.S. trade or business. Dividends, if any, paid to U.S. persons will be generally subject to U.S. federal ordinary income taxation, except for dividends of earnings that were previously taxed under the QEF rules discussed above. Dividends will not be eligible for the deduction for dividends received by corporations (unless such corporation owns by vote and value at least 10% of the stock of the Company, in which case a portion of such dividends may be eligible for such deduction). U.S. persons will be entitled, subject to various limitations including the so-called "basket limitations," to a credit for Canadian federal income tax withheld from such dividends.

Foreign Personal Holding Company and Controlled Foreign Company: The Company would be a foreign personal holding company ("FPHC") for a taxable year if more than 50% of its total combined voting power or the total value of its stock were owned, actually or constructively, by five or fewer U.S. individuals and 60% or more of its gross income were derived from passive sources such as interest or dividends. The Company would be a controlled foreign corporation ("CFC") if more than 50% of the voting power or value of its stock were owned, directly or indirectly, by U.S. persons each of whom own 10% or more of the voting power of the Company's stock. The Company does not believe that it is an FPHC or a CFC. If the Company were, or were to become, an FPHC or a CFC, some or all U.S. shareholders would be required to include in their taxable income certain undistributed amounts of the Company's income.

Reporting: Any U.S. person who owns 5% or more in value of the stock of the Company may be required to file IRS Form 5471 with respect to the Company and its non-U.S. subsidiaries and to report certain acquisitions or dispositions of the stock of the Company. Annual filings of Form 5471 would be required from any U.S. person owning 50% or more of the stock of the Company or, if the Company were an FPHC or a CFC, from certain U.S. persons owning 10% or more of the stock of the Company. U.S. shareholders of the Company while it is a PFIC must filed Form 8621 with the IRS.

Bermudian Income Tax Considerations

Under present Bermuda law, no withholding tax on dividends or other distributions, nor any Bermuda tax computed on profits or income or on any capital asset, gain or appreciation will be payable by the Company on its operations, nor is there any Bermuda tax in the nature of estate duty or inheritance tax applicable to shares, debentures or other obligations of the Company. Furthermore, upon continuance of the Company in Bermuda, the Minister of Finance (Bermuda) gave the usual assurance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda that no such taxes shall be so applicable until March 28, 2016, although this assurance will not prevent the imposition of any Bermuda tax payable in relation to any land in Bermuda leased or let to the Company or to persons ordinarily resident in Bermuda.

The Company is required to pay an annual Government fee (the "Government Fee"), which is determined on a sliding scale by reference to a company's authorized share capital and share premium account, with the minimum fee being BD $1,680 and the maximum BD $25,000 (the Bermuda dollar is treated at par with the U.S. dollar). The Government Fee is payable at the end of January in every year and is based on the authorized share capital and share premium account as they stood at August 31 in the preceding year.

F. DIVIDENDS AND PAYING AGENTS

Not applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

The documents described herein may be inspected at the Registered Office of the Corporation at Canon's Court, 22 Victoria Street; Hamilton HM12; Bermuda during normal business hours

I. SUBSIDIARY INFORMATION

Not applicable

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments

a) **Fair Value –** The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value because of the short maturity of these financial instruments.

b) **Interest Rate Risk –** The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

c) **Credit Risk –** The Company is not currently exposed to credit risk with respect to its accounts receivable, as current clients are financially sound. The Company endeavours to minimize credit risk for accounts receivable by monitoring all accounts over 30 days very closely.

d) **Translation Risk –** The Company is not subject to translation risk as all business activities are currently conducted in U.S. currency.

e) **Market Risk –** The Company is not exposed to significant market risk as the Company does not currently hold any marketable securities.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.   CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures.

Our principal executive officer and principal financial officer, based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c)) under the Securities Exchange Act of 1934 ("Exchange Act") as of a date within 90 days prior to the filing of this Annual Report on Form 20-F, have concluded that our disclosure controls and procedures are adequate and effective for the purposes set forth in the definition in Exchange Act rules. However, the financial statements were not reviewed by an accounting firm registered with the PCAOB, and therefore the company has not met the SEC reporting requirements, and thus is in violation of the Sarbanes-Oxley Act.

(b) Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect our internal controls subsequent to the date of their evaluation.

ITEM 16.   AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES.

A.   AUDIT COMMITTEE FINANCIAL EXPERT

The financial experience of Richard E. Fortescue, including his experience serving as a corporate and financial consultant and administrator to several public and private companies and his experience in actively supervising accountants, controllers and auditors determines that he is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002.   (See Item 6.C.3. in this report for further details on the Audit Committee.)

B.   CODE OF ETHICS

On November 19, 2004, the Company adopted a written Code of Business Conduct and Ethics (the "Code") which applies to all of the Company's Directors, Officers and Employees. These standards have been adopted in order to promote the highest of ethical standards. A copy of the Code of Ethics is available at the Company's website at" www.creatorcapital.com ".

In the event of an amendment or waiver from any provision in the Code of Ethics, such information will be disclosed in the Company's Annual Report.

C. AUDITOR'S FEES & SERVICES

Pre-approval policies and procedures: In accordance with the Sarbanes-Oxley Act of 2002, audit services and all non-audit services to be rendered by the Company's auditors, is approved in advance by CCL's Audit Committee. The Audit Committee is informed of each service actually rendered that was approved through its pre-approval process. The Audit Committee has authority pre-approve audit services up to a maximum cost of $15,000 and individual non-audit services up to a maximum cost of $5,000 per year

(a)	Audit fees	**2004**	**2003**
		$ 11,240*	$ 10,000

(b)	Audit-related fees	**2004**	**2003**
		$ -	$ -

(c)   Tax fees - No compensation was paid to Buckley Dodds for tax compliance, tax advice and tax planning in fiscal 2004 or 2003.

(d)	All other fees	**2004**	**2003**
		$ 1,000*	$ -

*These fees were incurred by the company's non U.S. Auditors.

ITEM 17.   FINANCIAL STATEMENTS

The Company's Consolidated Audited Financial Statements for the year ended December 31, 2004 have been audited by an accounting firm registered with the PCAOB. The Company's consolidated financial statements are stated in U.S. dollars (US$) and are prepared in accordance with Unites States generally accepted accounting principles.

Financial Statements

Consolidated Balance Sheets at December 31, 2004 and December 31, 2003.

Consolidated Statements of Operations for:
  Twelve Months Ended December 31, 2004
  Twelve Months Ended December 31, 2003
  Twelve Months Ended December 31, 2002

Consolidated Statements of Shareholder's Equity
  December 31, 1999 through December 31, 2004

Statements of Cash Flow
  Twelve Months Ended December 31, 2004
  Twelve Months Ended December 31, 2003
  Twelve Months Ended December 31, 2002

Notes to Consolidated Financial Statements

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CERTIFIES THAT IT MEETS ALL THE REQUIRMENTS FOR FILING ON FORM 20-F, AND HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

CREATOR CAPITAL LIMITED

/s/ *Deborah Fortescue-Merrin*

_____

Deborah Fortescue-Merrin
Chairman & President

Dated: March 3, 2006

CERTIFICATION

I, Deborah Fortescue-Merrin, certify that:

1. I have reviewed this annual report on Form 20-F of Creator Capital Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 3, 2006

/s/ *Deborah Fortescue-Merrin*

_____
Deborah Fortescue-Merrin
President & C.E.O.

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF
TITLE 18, UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), each of the undersigned officers of Creator Capital Limited (the "Company"), does hereby certify with respect to the Annual Report of the Company on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Form 20-F") that, to the best of their knowledge:

(1)   the Form 20-F fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 3, 2006   /s/ *Deborah Fortescue-Merrin*

_____

Deborah Fortescue-Merrin
Chief Executive Officer and
Acting in the Capacity of Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification is furnished pursuant to Rule 13a-14(b) (17 CFR 240.13a -14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) as an exhibit to the Report.

CREATOR CAPITAL LIMITED

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

(U.S. DOLLARS)

AMISANO HANSON

CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,
Creator Capital Limited

We have audited the consolidated balance sheet of Creator Capital Limited as of December 31, 2004 and the consolidated statements of operations, cash flows and shareholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Creator Capital Limited as of December 31, 2004 and the results of its operations and its cash flows for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The financial statements for the years ended December 31, 2003 and 2002 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 19, 2004.

Vancouver, Canada   *"AMISANO HANSON"*
December 21, 2005   CHARTERED ACCOUNTANTS

Comments by Auditors for Canadian Readers on U.S.- Canada Reporting Conflict

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt about a company's ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying consolidated financial statements, the Company has not yet achieved profitable operations, has accumulated significant losses since inception and has a working capital deficiency of $1,443,004, at December 31, 2004 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada   *"AMISANO HANSON"*
December 21, 2005   CHARTERED ACCOUNTANTS

CREATOR CAPITAL LIMITED
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Stated in US Dollars)

ASSETS	2004	2003
Current		
Cash and cash equivalents	$ 44,804	$ 40,817
Accounts receivable	24,770	54,500
Prepaid expenses	3,993	46,167
Total current assets	73,567	141,484
Equipment – Note 4	49,362	63,364
Intangible assets – Note 5	-	115,030
Total assets	$ 122,929	$ 319,878

LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 10	$ 85,841	$ 229,576
Accrued dividends payable – Note 7	1,339,408	1,160,538
Current portion of notes payable – Note 6	91,322	18,000
Total current liabilities	1,516,571	1,408,114
Notes payable – Note 6	-	66,322
	1,516,571	1,474,436

STOCKHOLDERS' DEFICIENCY		
Capital stock – Note 7		
Authorized:		
3,000 Class A preferred shares, $0.01 par value, outstanding – 2,237 shares (2003: 2,237 shares)	22	22
5,000,000 Class B preferred shares, $0.01 par value, outstanding – Nil shares (2003: Nil shares)		
100,000,000 common shares, $0.01 par value, outstanding - 90,795,037 shares (2003: 90,795,037 shares)	873,027	873,027
Additional paid-in capital	65,405,998	65,405,998
Accumulated deficit	(67,672,689)	(67,433,605)
	(1,393,642)	(1,154,558)
Total liabilities and stockholders' deficiency	$ 122,929	$ 319,878

Nature and Continuance of Operations – Note 1
Commitments – Notes 7 and 8

APPROVED BY THE DIRECTORS:

"Deborah Fortescue Merrin"   Director   _"Anthony P. Clements"_   Director

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended December 31, 2004, 2003 and 2002
(Stated in US Dollars)

	2004	2003	2002
Revenues			
Sky Play sales	$ 136,000	$ 174,385	$ 326,162
Operating expenses			
Bad debt expense	35,277	13,975	20,250
Consulting fees – Note 10	42,000	43,250	42,566
Depreciation and amortization	14,002	3,454	89,928
General and administrative	130,949	137,003	211,115
Legal	9,294	66,490	33,371
Marketing	8,229	8,582	11,455
	239,751	272,572	407,412
Loss from operations before other income	(103,751)	(98,187)	(81,250)
Other income			
Interest income	165	(182)	(1,273)
Write-down of accounts payable	147,123	-	-
Expense recovery	33,779	-	-
Impairment of intangible assets – Note 5	(115,030)	-	-
Net loss for the year	$ (37,714)	$ (98,187)	$(81,250)
Basic and diluted loss per share			
Numerator for basic and diluted loss per share:			
Net loss	$ (37,714)	$ (98,187)	$ (81,250)
Preferred stock dividends	201,370	201,370	203,577
Loss to common shareholders	$ (239,084)	$ (299,557)	$ (284,827)
Denominator for basic and diluted loss per share – weighted average shares outstanding	90,795,037	90,795,037	73,878,000
Net loss per share	$ (0.00)	$ (0.00)	$ (0.00)

CREATOR CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
for the years ended December 31, 2004 and 2003
(Stated in US Dollars)

| | Class A Preferred Stock | | Common Stock | | Additional | | |
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2002	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$(67,134,048)	$ (855,001)
Net loss	-	-	-	-	-	(98,187)	(98,187)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)
Balance, December 31, 2003	2,237	22	90,795,037	873,027	65,405,998	(67,433,605)	(1,154,558)
Net loss	-	-	-	-	-	(37,714)	(37,714)
Preferred stock dividends	-	-	-	-	-	(201,370)	(201,370)
Balance, December 31, 2004	2,237	$ 22	90,795,037	$ 873,027	$ 65,405,998	$(67,672,689)	$ (1,393,642)

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2004, 2003 and 2002
(Stated in US Dollars)

	2004	2003	2002
Operating Activities			
Net loss for the year	$ (37,714)	$ 98,187	$ (81,250)
Reconciliation of net loss to net cash used in operating activities:			
Depreciation and amortization	14,002	3,454	89,928
Write-down of accounts payable	(147,123)		
Impairment of intangible assets	115,030	-	-
Changes in non-cash working capital items:			
Accounts receivable	29,730	(3,705)	92,585
Prepaid expenses	47,174	-	23,912
Accounts payable and accrued liabilities	3,388	65,035	5,009
Accrued dividends payable	178,870	176,370	156,077
Net cash provided by operating activities	198,357	142,967	286,261
Investing Activities			
Purchase of equipment	-	(40,118)	(27,216)
Acquisition of Chinese lottery license – Note 3	-	-	(7,000)
Net cash used in investing activities	-	(40,118)	(34,216)
Financing Activities			
Decrease in notes payable	7,000	-	-
Increase in preferred stock dividends	(201,370)	(201,370)	(203,577)
Net cash used in financing activities	(194,370)	(201,370)	(203,577)
Net increase (decrease) in cash and cash equivalents	3,987	(98,521)	48,468
Cash and cash equivalents, beginning of year	40,817	139,338	90,870
Cash and cash equivalents, end of year	$ 44,804	$ 40,817	$ 139,338
Supplemental cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

CREATOR CAPITAL LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003
(Stated in US Dollars)

Note 1   Nature and Continuance of Operations

The Company is a Bermuda exempted company which, in June 1997, changed its name from Sky Games International Ltd. ("SGI") to Interactive Entertainment Limited and on September 27, 2000 changed its name to Creator Capital Limited.

The Company's activities have been focused on providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers. Gaming software was marketed using the name Sky Games [TM] and the entertainment software is marketed using the name Sky Play. The Company has also developed a marketing Internet website for the purpose of international sales of tickets in the People's Republic of China' soccer betting lottery.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At December 31, 2004 the Company had not yet achieved profitable operations, has accumulated losses of $67,672,689 since its inception, and has a working capital deficiency of $1,443,004 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern.. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2   Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 15. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2   Summary of Significant Accounting Policies – (cont'd)

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Sky Games International Corp. (a Nevada corporation);
Creator Island Equities Inc. (a Yukon Territory corporation);
Trade Watch Consultants Ltd. (a Chinese corporation).

The subsidiary companies, except for Trade Watch Consultants Ltd. are all inactive. All material inter-company accounts and transactions have been eliminated on consolidation.

b) Cash and Cash Equivalents

The Company considers cash on hand, deposits in banks and highly liquid investments with original maturities of three months or less as cash and cash equivalents.

c) Equipment

Equipment is recorded at cost. Equipment is depreciated over its estimated useful life using the following methods:

Computer equipment	3 years straight-line
Furniture	5 years straight-line
Website	8 years straight-line

Additions are depreciated at one-half rate during the year of acquisition.

d) Website Development Costs

Website development costs relate to costs incurred in to develop a website and meet the criteria for deferral. The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

e) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

Note 2   Summary of Significant Accounting Policies – (cont'd)

f) Basic and Diluted Loss Per Share

Basic loss per share ("LPS") is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year. Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable and collectibility is reasonably assured.

Revenue for Sky Games is recognized each month upon invoicing.

h) Foreign Currency Translation

Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year. Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed. Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date. All exchange gains and losses are included in the determination of net loss for the year.

i) Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

j) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options granted on or after fiscal years commencing on or after January 1, 2002 to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of

Note 2   Summary of Significant Accounting Policies – (cont'd)

share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company had not granted any share purchase options subsequent to January 1, 2002 and prior to December 31, 2004 and accordingly this change in policy has no effect on prior year's operations.

Note 3   Investment – China Lotteries

Investment Agreement with Trade Watch Limited

On September 1, 2003, the Company amended the investment agreement with Trade Watch Consultants Limited ("Trade Watch"). Under the original investment agreement entered by both parties on September 22, 2001, Trade Watch held 70% of the outstanding shares of Beacon Hill Enterprises Ltd. ("Beacon Hill"). Beacon Hill held the license (the "License") for and operates one of two major soccer betting lottery locations in Guangzhou City, Guangdong Province, People's Republic of China. In exchange for 1,500,000 shares of the Company's common stock and an investment of up to HK$1,500,000 (US$180,050), the Company would receive 80% of the proceeds of the business profits that will be generated from Trade Watch's sports betting and lottery assets. No shares were issued and no earnings were received as per the original agreement.

Under the amended agreement, in consideration of US$115,030 already forwarded to Trade Watch, the Company acquired 100% ownership of Trade Watch. Under a separate agreement between Trade Watch and Beacon Hill, Trade Watch no longer holds any beneficial interest in any ownership shares of Beacon Hill. The $115,030 advanced to Beacon Hill by Trade Watch is deemed as full payment of the license fee to allow Trade Watch to sell lottery tickets through a website (Note 5).

The results of Trade Watch's operations have been included in the consolidated financial statements since September 1, 2003.

This acquisition has been accounted for using the purchase method of accounting. The fair values of the assets acquired at the date of acquisition are as follows:

Total assets acquired:	
License fee – Chinese Lottery	$ 115,030
Net assets acquired at fair values	$ 115,030
Total consideration:	
Cash	$ 115,030

Note 3   Investment – China Lotteries – (cont'd)

Investment Agreement with Lee John Associates

On September 1, 2003, the Company and Lee John Associates ("Lee John") have mutually agreed to cancel the investment agreement dated November 1, 2001. On November 1, 2001, the Company entered into an investment agreement with Lee John. Lee John is engaged in the business of owning the licenses for and operating several lottery locations in Guangzhou City, Guangdong Province, People's Republic of China. In exchange for 500,000 shares of the Company's common stock, the Company was to receive 80% of the proceeds of the business profits that will be generated from Lee John's Lottery businesses. No shares were issued and no earnings were received as per the original agreement

Note 4   Equipment

| | 2004 | | |
	Cost	Accumulated Amortization	Net
Computer equipment	$ 378,364	$ 378,364	$ -
Furniture and fixtures	55,940	55,737	203
Website	76,699	27,540	49,159
	$ 511,003	$ 461,641	$ 49,362

| | 2003 | | |
	Cost	Accumulated Amortization	Net
Computer equipment	$ 384,309	$ 382,930	$ 1,379
Furniture and fixtures	55,940	55,404	536
Website	76,699	15,250	61,449
	$ 516,948	$ 453,584	$ 63,364

Note 5   Intangible Assets

	2004	2003
License fee – Chinese Lottery	$ -	$ 115,030

The License fee for the Chinese lottery was recorded at cost (Note 3). During the year ended December 31, 2004, the Company abandoned the license and reduced the carrying value of the license to nil.

Note 6   Notes Payable

	2005	2004
Notes payable, unsecured and non-interest bearing	$ 91,322	$ 84,322
Less: current portion	(91,322)	(18,000)
Long-term portion	$ -	$ 66,322

Note 7   Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%. The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon. The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share. In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share. As of December 31, 2004, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2004, 2003 and 2002 were $201,370, $201,370, and $203,577 respectively. They remain unpaid and are in arrears.

In 1997, the Company issued Series A and Series B Class B convertible preference shares which are convertible into common shares of the Company. Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional common shares at an annual dividend rate of 8%. As of December 31, 2002, all Series A and Series B Class B convertible preference shares as well as cumulative dividends related thereto have been converted into common shares.

On April 30,1997, the Company entered into a Consulting Agreement whereby, the Company issued 586,077 common shares as consideration for consulting services. During March, 2001, the consultant informed the Company that consulting services were not provided, and offered to annul the Consulting Agreement and return the shares to the Company for cancellation. The Company accepted this offer and the common shares are to be returned to Treasury.

At December 31, 2004, there are 3,525,000 common shares held in escrow by the Company's transfer agent. The escrow agreement relating to these shares has expired and Company intends to return these shares to Treasury.

(Stated in US Dollars) - Page 7

Note 8 Stock Options

A summary of the Company's stock option activity and related information follows:

	Years ended December 31, 2004		2003	
	# Options	Weighted Average Exercise Price	# Options	Weighted Average Exercise Price
Outstanding at beginning of year	950,000	$0.50	1,000,000	$0.49
Expired	-	-	50,000	$0.35
Outstanding and exercisable at end of the year	950,000	$0.50	950,000	$0.50
Weighted average fair value of options granted during the period		$ -		$ -

Exercise prices for stock options outstanding at December 31, 2004, ranged from $0.14 to $4.13. The weighted average remaining life of the outstanding stock options is approximately 3 years.

The fair value of the share purchase options at the date of the grant was determined using the Black-Scholes option pricing model with the following assumptions:

Expected dividend yield	0.0%
Expected volatility	0.0%
Risk-free interest rate	1.5% to 3%
Weighted average expected term in years	4 years

Note 9 Income Taxes

As a Bermuda exempted company, the Company is not currently subject to income tax filing requirements in Bermuda. Prior to 1999 the Company operated in the U.S. as a branch of a foreign corporation. Tax carry-forward in taxable jurisdictions has not been determined. Deferred tax assets, if any, would be fully reserved. There are no income tax provisions, benefits, liabilities or assets reflected in the accompanying consolidated financial statements.

Note 10 Related Party Transactions

A company controlled by the President of the Company provides consulting services to the Company. During the year ended December 31, 2004, the Company incurred $42,000 in consulting fees (2003: $42,000; 2002: $42,000) paid to a company controlled by the President of the Company.

Note 10   Related Party Transactions (cont'd)

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Included in accounts payable is $19,085 (2003: $12,188) due to a company controlled by the President of the Company. The amounts due to this related party represent unpaid consulting fees and expense reimbursements. This amount is unsecured, non-interest bearing and has no specific terms of repayment.

Note 11   Economic Dependence

During the year ended December 31, 2004, three customers accounted for 35.3%, 33.1% and 31.1% respectively of total sales. During the year ended December 31, 2003, four customers accounted for 33.6%, 28.0%, 20.7% and 17.7% respectively of total sales. During the year ended December 31, 2002, six customers accounted for 22.3%, 20.9%, 16.5%, 15.1%, 13.0% and 10.0% respectively of total sales.

Note 12   Segmented Information

Details of identifiable revenues by geographic segments are as follows:

	2004	2003	2002
China	$ 93,750	$ 138,375	$ 171,750
United Arab Emirates	42,250	36,010	32,175
USA	-	-	115,000
Other	-	-	7,237
Total	$ 136,000	$ 174,385	$ 326,162

Note 13   Comparative Figures

Certain of the comparative figures have been restated to conform with the presentation of the current year.

Note 14   Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flows statement. During the year ended December 31, 2003, the Company acquired the Chinese Lottery License for $115,030, which was paid in the year ended December 31, 2002, pursuant to an amended investment agreement with Trade Watch. This transaction has been excluded from the statement of cash flows.

Note 15   Differences Between Generally Accepted Accounting Principles in Canada and the United States of America

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America ("US GAAP").

The Company's Canadian GAAP does not differ in any material respects from US GAAP except as noted below.

Stock based compensation

Under Canadian GAAP, effective for fiscal years beginning on or after January 1, 2002, all public companies were required to adopt recommendations of the Canadian Institute of Chartered Accountants regarding the accounting for Canadian stock-based compensation. Under these requirements, all stock-based payments to non-employees and direct awards of stock to employees need to be accounted for using the fair value based method of accounting. However, the new standard allowed the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. For fiscal periods prior to December 31, 2002, under US GAAP, the Company used the intrinsic value method as described in APB 25, "Accounting for Stocks Issued to Employees", to recognize compensation cost on options granted to directors and employees. Under this method, the difference between the market price of the stock on the date of the grant and the exercise price of the stock options is expensed as compensation cost over the period from the date of the grant to the date the option is first exercisable. For options issued to consultants, the Company adopted the fair value method of accounting for stock-based compensation. This requires the option be valued on the date of grant using the Black-Sholes option pricing method as prescribed by FAS 123. Under Canadian GAAP, prior to January 1, 2002, the Company did not record this stock-based compensation. As no share purchase transfers have been granted after January 1, 2002, there is no effect on the financial statements due to the difference in this policy.

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.